Exhibit 99.1

RNS Number: 8247J
Wolseley PLC
02 October 2006

2 October 2006

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Wolseley plc

2) Name of shareholder having a major interest:

Lloyds TSB Group Plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
In respect of the above holder.

4) Name of the legal entities / registered holder(s) and, if more than one holder, the number of shares held by each of them:

4,602,059	Lloyds TSB Jersey Offshore
4,895,350	Lloyds TSB Private Banking
16,177,124	Scottish Widows Investment Partnership

5) Number of shares/amount of stock acquired:

Nil

6) Percentage of issued class:

n/a

7) Number of shares/amount of stock disposed:

Not disclosed

8) Percentage of issued class:

Not disclosed

9) Class of security:

Ordinary shares of 25p each

10) Date of transaction:

Not disclosed

11) Date company informed:

2 October 2006

12) Total holding following this notification:

25,674,533

13) Total percentage holding of issued class following this notification:

3.907%

14) Any additional information:

15) Name of contact and telephone number for queries:

Mark J. White – 0118 929 8700

16) Name and signature of authorised company official responsible for making this notification:

Mark J White, Company Secretary and Counsel

Date of notification:
2 October 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END